February 21, 2008

Mail Stop 7010

By U.S. Mail and facsimile to (713)759-2619

David J. Lesar
Chairman, President and Chief Executive Officer
Halliburton Company
5 Houston Center
1401 McKinney, Suite 2400
Houston, Texas 77010

> **Re:** **Halliburton Company**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 2, 2007**
> **File No. 001-003492**

Dear Mr. Lesar:

We have completed our review of your executive compensation and related disclosure, and we have no further comments at this time.

Please note that the company is responsible for the adequacy and accuracy of the disclosure in its filing. We are not approving any proposed disclosure you may have included in your response letters or any disclosure you include in your future filings in response to our comments.

If you have any further questions regarding our review of your filing, please call me at (202) 551-3687.

Sincerely,

Carmen Moncada-Terry
Attorney Advisor